UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Fastly, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00002 per share
(Title of Class of Securities)
31188V100
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
◻    Rule 13d-1(b)
◻    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188V100	13G

1.		Names of Reporting Persons Per Artur Bergman
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		◻
(b)		◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,917,103(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,917,103(1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,917,103(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	◻
11.		Percent of Class Represented by Amount in Row 9 6.0%(2)
12.		Type of Reporting Person (see instructions) IN
(1)    Consists of (i) 5,910,943 shares of Class A common stock held by Mr. Bergman, (ii) 840,005 shares of Class A common stock held by The Artur Bergman Remainder Trust One DTD 5/2/2019, of which the reporting person is the investment advisor, (iii) 109,686 shares of Class A common stock held by The Artur Bergman Remainder Trust Three DTD 5/2/2019, of which the reporting person is the investment advisor, (iv) 717,691 shares of Class A common stock held by The Per Artur Bergman Remainder Grantor Retained Annuity Trust No. 2, of which the reporting person is the investment advisor, (v) 282,309 shares of Class A common stock held by The Per Artur Bergman Grantor Retained Annuity Trust No. 3, of which the reporting person is trustee, (vi) 27,601 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2023 and (vii) options to purchase 37,646 shares of Class A common stock, which are exercisable within 60 days of December 31, 2023.
(2)    The percent of class was calculated based on 132,992,126 outstanding shares of Class A common stock as of December 31, 2023.

CUSIP No. 31188V100	13G

1.		Names of Reporting Persons The Artur Bergman Remainder Trust One 5/2/2019
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		◻
(b)		◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 840,005
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 840,005
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 840,005
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	◻
11.		Percent of Class Represented by Amount in Row 9 0.6%(1)
12.		Type of Reporting Person (see instructions) OO
(1)    The percent of class was calculated based on 132,992,126 outstanding shares of Class A common as of December 31, 2023.

CUSIP No. 31188V100	13G

1.		Names of Reporting Persons The Artur Bergman Remainder Trust Three 5/2/2019
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		◻
(b)		◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 109,686
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 109,686
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 109,686
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	◻
11.		Percent of Class Represented by Amount in Row 9 0.1%(1)
12.		Type of Reporting Person (see instructions) OO
(1)    The percent of class was calculated based on 132,992,126 outstanding shares of Class A common as of December 31, 2023.

CUSIP No. 31188V100	13G

1.		Names of Reporting Persons The Per Artur Bergman Grantor Retained Annuity Trust No. 2
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		◻
(b)		◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 717,691
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 717,691
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 717,691
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	◻
11.		Percent of Class Represented by Amount in Row 9 0.5%(1)
12.		Type of Reporting Person (see instructions) OO
(1)    The percent of class was calculated based on 132,992,126 outstanding shares of Class A common as of December 31, 2023.

CUSIP No. 31188V100	13G

1.		Names of Reporting Persons The Per Artur Bergman Grantor Retained Annuity Trust No. 3
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)		◻
(b)		◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 282,309
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 282,309
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 282,309
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	◻
11.		Percent of Class Represented by Amount in Row 9 0.2%(1)
12.		Type of Reporting Person (see instructions) OO
(1)    The percent of class was calculated based on 132,992,126 outstanding shares of Class A common as of December 31, 2023.

Item 1(a).	Name of Issuer: Fastly, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 475 Brannan Street Suite 300 San Francisco, CA 94107
Item 2(a).
 Name of Person Filing:
Per Artur Bergman
The Artur Bergman Remainder Trust One 5/2/2019 (“Trust One”)
The Artur Bergman Remainder Trust Three 5/2/2019 (“Trust Three”)
The Per Artur Bergman Grantor Retained Annuity Trust No. 2 (“Annuity Trust No. 2”)
The Per Artur Bergman Grantor Retained Annuity Trust No. 3 (“Annuity Trust No. 3”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Fastly, Inc. 475 Brannan Street Suite 300 San Francisco, CA 94107
Item 2(c).	Citizenship: Per Artur Bergman Sweden Trust One Delaware Trust Three Delaware Annuity Trust No. 2 Colorado Annuity Trust No. 3 Colorado
Item 2(d).	Title of Class of Securities: Class A common stock
Item 2(e).	CUSIP Number: 31188V100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership
The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2023:

Reporting Person	Class A Common Stock Held Directly	(a) Amount Beneficially Owned	(b) Percent of Class(1)	(c) Number of shares as to which such person has:
				(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Per Artur Bergman(1)	7,917,103	7,917,103	6.0%	7,917,103	0	7,917,103	0
Trust One	0	840,005	0.6%	840,005	0	840,005	0
Trust Three	0	109,686	0.1%	109,686	0	109,686	0
Annuity Trust No. 2	0	717,691	0.5%	717,691	0	717,691	0
Annuity Trust No. 3	0	282,309	0.2%	282,309	0	282,309	0
(1)    Consists of (i) 5,910,943 shares of Class A common stock held by Mr. Bergman, (ii) 840,005 shares of Class A common stock held by The Artur Bergman Remainder Trust One DTD 5/2/2019, of which the reporting person is the investment advisor, (iii) 109,686 shares of Class A common stock held by The Artur Bergman Remainder Trust Three DTD 5/2/2019, of which the reporting person is the investment advisor, (iv) 717,691 shares of Class A common stock held by The Per Artur Bergman Grantor Retained Annuity Trust No. 2, of which the reporting person is the investment advisor, (v) 282,309 shares of Class A common stock held by The Per Artur Bergman Grantor Retained Annuity Trust No. 3, of which the reporting person is trustee, (vi) 27,601 shares of Class A common stock issuable upon the vesting of restricted stock units within 60 days of December 31, 2023 and (vii) and options to purchase 37,646 shares of Class A common stock, which are exercisable within 60 days of December 31, 2023.
(2)    The percent of class was calculated based on 132,992,126 outstanding shares of Class A common as of December 31, 2023.

Item 5.     Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.     Identification and Classification of Members of the Group
Not Applicable
Item 9.     Notice of Dissolution of a Group
Not Applicable
Item 10.    Certification
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2024

    /s/ Per Artur Bergman
Per Artur Bergman

The Artur Bergman Remainder Trust One DTD 5/2/2019

    /s/ Alison Westbrook
First Republic Trust Company of Delaware, Trustee
Name: Alison Westbrook
Title: Trust Officer

The Artur Bergman Remainder Trust Three DTD 5/2/2019

    /s/ Anna Fournaris
The Bryn Mawr Trust Company of Delaware, Trustee
Name: Anna Fournaris
Title: Trust Officer

The Per Artur Bergman Grantor Annuity Trust No. 2

    /s/ Per Artur Bergman
Per Artur Bergman, Trustee

The Per Artur Bergman Grantor Annuity Trust No. 3

    /s/ Per Artur Bergman
Per Artur Bergman, Trustee